UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
000-50213	00764K 10 1
SEC FILE NUMBER	CUSIP NUMBER
☑ Form 10-QSB
For Period Ended: January 31, 2007

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
AEGIS ASSESSMENTS INC
Full name of registrant

Former Name is Applicable
7975 N. HAYDEN ROAD #D363 - SCOTTSDALE, AZ 85258
Address of principal executive offices & zip code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-QSB for the period ended January 31, 2007 without unreasonable effort or expense. The Registrant’s senior management has been concentrating on the company’s sales, marketing, distribution and production activities, which has required significant management time and travel. The Registrant further represents that the Form 10-QSB will be filed as soon as practical but in no event later than March 26, 2007.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Richard Reincke	(480)	778-9140
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☑ Yes
☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☐ Yes
☑ No
Exhibits
None

AEGIS ASSESSMENTS INC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2007	By:	/s/ Richard Reincke
Richard Reincke President and Chief Executive Officer